Exhibit 99.1

Emera Announces Strategic Reallocation of Capital to Drive Long-Term Growth; Updates Growth Guidance

Company Release – 6/28/2024, 8 am AT

This news release constitutes a “designated news release” for the purposes of Emera’s prospectus supplement dated November 14, 2023, to its short form base shelf prospectus dated October 3, 2023.

Halifax, Nova Scotia – Emera Inc. (“Emera”) (TSX:EMA) today announced a strategic update driving long term value for shareholders and enabling the company to pursue compelling growth opportunities across its portfolio. As a reflection of this growth profile, Emera is introducing new three-year average target EPS growth of 5-7 per cent through 2027(1) and extending its previously discussed rate-base growth guidance of 7-8 per cent over the next five years through 2029. As part of a broader strategic initiative to reallocate capital towards investing in these high-growth opportunities, beginning today, Emera is adjusting its dividend growth rate to 1 to 2 per cent per year. This will have the effect of reducing Emera’s dividend payout ratio of adjusted net income(2) (payout ratio) to approximately 80 per cent by the end of 2027 with continued improvement in the following years. This decision underscores the company’s commitment to driving long-term shareholder value through focused investments in the robust and high growth jurisdictions in which it operates.

“We see substantial growth opportunities within our regulated businesses, and our capital allocation and portfolio optimization decisions will position Emera to deliver increased value to shareholders,” said Scott Balfour, Emera Inc. CEO. “By targeting an average EPS growth rate of 5 to 7 per cent over the next three years and adjusting our dividend growth rate, we are on a course to meaningfully reduce our payout ratio over the next five years.”

“Several fundamental trends, including the need to increase resilience against climate-related challenges as well as decarbonization and electrification, make this a pivotal time for regulated utilities. With a stronger balance sheet, a disciplined capital investment plan, and a premium portfolio of assets, the majority of which are located in high quality jurisdictions in North America, Emera is very well positioned to meet this moment,” Mr. Balfour said.

Strategic Growth and Investment

Approximately 75 per cent of Emera’s capital investments are planned to be directed towards its two Florida utilities, Tampa Electric and Peoples Gas. The state represents a dynamic and rapidly growing market, and its investments are aimed at supporting a growing customer base, meeting increasing demand from ongoing electrification trends, as well as customer-focused investments in reliability and resilience. In addition, Emera will continue to invest significant investments focused on customer reliability and government-mandated decarbonization initiatives at Nova Scotia Power.

The adjustment to its dividend growth rate will free up more capital for investment in projects that benefit customers in markets that continue to grow. Emera will provide five-year capital investment and rate base growth forecasts with its next annual update later in 2024.

Commitment to Sustainable Dividends

Emera aims to continue to deliver consistent and attractive returns to investors. The dividend growth rate adjustment will not affect the current dividend. Emera remains committed to delivering dependable and growing dividends to its shareholders while exercising capital allocation discipline in support of investment and robust growth opportunities to deliver ongoing earnings growth for shareholders.

Asset Sales

Earlier this month, Emera achieved an important milestone by concluding the transaction to transfer its equity interest in the Labrador Island Link (LIL) to KKR, with proceeds to Emera of CAD$1.19 billion(3)  . This transaction will support the company’s $8.8 billion capital investment plan over the 2024-2026 period, which will be funded primarily through internally generated cash flows, debt raised at the operating company level consistent with regulated capital structures, and common equity sourced from its Dividend Reinvestment Plan and at-the-market equity program.

In November 2023, Emera committed to funding up to 15 per cent of its capital plan through asset sales. The transfer of its equity interest in the LIL, which successfully closed on June 4, 2024, satisfies this funding objective.

“The successful Labrador Island Link transaction highlights our dedication to optimizing our asset portfolio, strengthening our financial position, and funding a pipeline of attractive capital investment opportunities,” Mr. Balfour said. “Emera proceeds with asset sales when transactions meet clear return thresholds, align with our business strategy and will deliver value to shareholders. The LIL transaction met these criteria well.”

The company will maintain its disciplined approach to capital allocation and portfolio optimization on an ongoing basis, as it continues to focus on growth investments and maximizing shareholder value.

Hybrid Offering

In another move to strengthen its financial position, Emera announced on June 18, 2024, that it completed a $500 million USD issuance of hybrid notes. The net proceeds were used to repay its US$300 million notes that matured on June 15, 2024, and for general corporate purposes. This financing further reduces holding company leverage and improves 2024 cash flow to debt metrics by 20 basis points.

Teleconference Call

Emera will host a teleconference today, Friday, June 28, at 9:30 a.m. Atlantic (8:30 a.m. Eastern) to discuss this announcement.

Analysts and other interested parties in North America are invited to participate by dialing 1-800-717-1738. International parties are invited to participate by dialing 1-289-514-5100. Participants should dial in at least 10 minutes prior to the start of the call. No pass code is required.

A live and archived audio webcast of the teleconference will be available on the company’s website, www.emera.com. A replay of the teleconference will be available on the company’s website two hours after the conclusion of the call.

About Emera

Emera is a geographically diverse energy and services company headquartered in Halifax, Nova Scotia with approximately $39 billion in assets and 2023 revenues of $7.6 billion. The company primarily invests in regulated electricity generation and electricity and gas transmission and distribution, with a strategic focus on transformation from high carbon to low carbon energy sources. Emera has investments in Canada, the United States and the Caribbean. Emera’s common and preferred shares are listed on the Toronto Stock Exchange and trade respectively under the symbol EMA, EMA.PR.A, EMA.PR.B, EMA.PR.C, EMA.PR.E, EMA.PR.F, EMA.PR.H, EMA.PR.J and EMA.PR.L. Depositary receipts representing common shares of Emera are listed on the Barbados Stock Exchange under the symbol EMABDR and on The Bahamas International Securities Exchange under the symbol EMAB. Additional information can be accessed at www.emera.com or at www.sedarplus.ca.

(1) Based on current consensus for 2024.

(2) Non-GAAP Financial Measures and Ratios

Emera uses financial measures that do not have standardized meaning under USGAAP and may not be comparable to similar measures presented by other entities. Emera calculates the non-GAAP measures and ratios by adjusting certain GAAP measures for specific items. Management believes excluding these items better distinguishes the ongoing operations of the business. For further information on the non-GAAP financial ratios “dividend payout ratio of adjusted net income” and “adjusted EPS – basic”, refer to the “Non-GAAP Financial Measures and Ratios” section of the Emera’s Q1 2024 MD&A which is incorporated herein by reference and can be found on SEDAR+ at www.sedarplus.ca.

Other

Rate base is a financial measure specific to rate-regulated utilities that is not intended to represent any financial measure as defined by GAAP. The measure is required by the regulatory authorities in the jurisdictions where Emera’s rate-regulated subsidiaries or equity investments operate, a summary of which can be found in our MD&A. The calculation of this measure as presented may not be comparable to similarly titled measures used by other companies.

(3) $1.19 billion CAD, made up of $957 million CAD in cash and $235 million CAD for assuming Emera’s obligation to fund the remaining initial capital investment

Forward Looking Information

This news release contains forward-looking information within the meaning of applicable securities laws, including, without limitation, statements concerning Emera’s: plan to adjust its future annual dividend growth rate to 1 to 2 percent; capital reallocation for high-growth opportunities; commitment to enhancing long-term shareholder value; plans to invest in growth jurisdictions; expectations for growth opportunities within its regulated businesses; future capital allocation and portfolio optimization decisions; plans to target an average adjusted EPS (1) growth rate of 5 to 7 per cent through 2027; plans to reduce its dividend payout ratio of adjusted net income (1) to approximately 80 per cent by the end of 2027 with continued improvement in the following years; plans to direct approximately 75 per cent of its capital investments towards its two Florida utilities; expectations that Florida continues to be a growth market with investments that support a growing customer base, increased electrification demand, reliability and resilience; views on fundamental industry trends, including decarbonization, electrification and increased climate-related resilience; plans to continue to make significant investments focused on reliability and government-mandated decarbonization initiatives at Nova Scotia Power; plans to continue to deliver consistent and attractive returns to investors; expectations of a 7-8 per cent rate base growth rate; expectations that rate base growth will be sustained over the next five years through 2029; intention to provide its five-year capital investment and rate base growth forecasts with its next annual update later in 2024; commitment to delivering stable and dependable dividends to its shareholders; continuing approach to prudent financial management and capital allocation discipline for investment and business growth opportunities; continuing approach to asset dispositions that meet clear return thresholds, align with its business strategy and will deliver value to shareholders; commitment to maintaining its disciplined approach to capital allocation and portfolio optimization; and future financial performance. Undue reliance should not be placed on this forward-looking information, which applies only as of the date hereof. By its nature, forward-looking information requires Emera to make assumptions and is subject to inherent risks and uncertainties. These statements reflect Emera management’s current beliefs and are based on information currently available to Emera management. There is a risk that predictions, forecasts, conclusions and projections that constitute forward-looking information will not prove to be accurate, that Emera’s assumptions may not be correct and that actual results may differ materially from such forward-looking information. Additional detailed information about these assumptions, risks and uncertainties is included in Emera’s securities regulatory filings, including under the heading “Business Risks and Risk Management” in Emera’s annual Management’s Discussion and Analysis, and under the heading “Principal Risks and Uncertainties” in the notes to Emera’s annual and interim financial statements, which can be found on SEDAR+ at www.sedarplus.ca.